77 C - Matters submitted to a vote of security holders

The Annual Meeting of Shareholders of the Common Shares of
First Trust Strategic High Income Fund III was held on June
1, 2009. At the Annual Meeting, Independent Trustees
Richard E. Erickson and Thomas R. Kadlec were elected by the holders of Common Shares of the Fund as Class II
Trustees for three-year terms expiring at the Fund's annual meeting of shareholders in 2012. The number of votes cast in favor of Dr. Erickson was 7,851,618, the number of votes against was 392,034 and the number of abstentions was 869,986. The number of votes cast in favor of Mr. Kadlec was 7,944,605, the number of votes against was 299,047, and the number of abstentions was 869,986. James A. Bowen, Robert F. Keith and Niel B. Nielson are the current and continuing Trustees.

At a Special Meeting of Shareholders of the Fund held on October 14, 2009, shareholders voted to approve a new investment sub-advisory agreement with Brookfield replacing the Funds' prior sub-advisor, Valhalla, effective June 29, 2009. At a special meeting of the Board of Trustees of the Fund, the Board approved an interim sub-advisory agreement among the Funds, First Trust and Brookfield, whereby
Brookfield would serve as the Fund's sub-advisor for a maximum period of 150 days, subject to shareholder approval. The new sub-advisory agreement, approved by shareholders on October 14, 2009, is substantially similar to the Fund's previous sub-advisory agreements with Valhalla, except that Brookfield receives a sub-advisory fee of 0.45% as opposed to Valhalla's sub-advisory fee of 0.40%. The number of votes cast in favor of the new sub-advisory agreement was 4,217,767, the number of votes against was 170,387, and the number of votes abstained was 313,676.